Krys Boyle, P.C.
                               Attorneys at Law
Telephone                    Suite 2700 South Tower              Facsimile
(303) 893-2300               600 Seventeenth Street         (303) 893-2882
                        Denver, Colorado  80202-5427


                                May 11, 2007


Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Amendment No. 4 to Registration Statement on Form 10-SB Filed May 11, 2007
           File No. 000-19333

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated May 7, 2007 (the "Comment Letter") regarding Bion Environmental Technologies, Inc. ("Bion" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General
-------

     1. We note that you have included the article by Jeffrey Odefey and the Agricultural Factsheet from the EPA as requested in comment 2 from our letter of February 21, 2007. Neither the article nor the factsheet seem to support your statement on page 4 that Combined Animal Feeding Operations are "the single largest source of pollution in US agriculture." Please either explain to us how the material you provided supports this statement or revise this statement accordingly. Also, please provide us with the date and journal in which Jeffrey Odefey's article appeared.

RESPONSE: The article by Mr. Odefey was presented at the Glynwood Center 2005 conference on New Perspectives on Food Security. A copy of the conference outline is attached. Mr. Odefey's article inicates that agricultural operations are a leading source of water contamination of the rivers and streams in the United States and that "much of this impact" is due to confined animal feed lots. His statement is based upon the EPA's National Water Quality Inventory, 2000 Report. The 2000 Report indicates that agriculture accounts for source pollution for 128,859 river and stream miles, or 48% of impaired river and stream miles in their survey, and that animal feeding operations account for 24,616 of those miles. Pathogens (bacteria) account for approximately 35% of impaired river miles. The EPA, in announcing new rules for animal feeding operations in 2003, indicated that, while studies have not generally separated the effect of CAFO's from agriculture generally, "EPA's data indicate that water quality concerns tend to be greatest in regions where crops are intensively cultivated and where livestock operations are concentrated. Portions of the 2000 Report for Water Quality Inventory and the EPA's analysis are also enclosed. Nevertheless, we have changed the language on page 4 to indicate that CAFO's are a "significant" source of pollution in U.S. Agrigulture.

                            * * * * * * * * * * * *

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By:/s/ Russell K. Bean
                                        Russell K. Bean

cc:  Bion Environmental Technologies, Inc.